Seaport West

155 Seaport Boulevard

Boston, MA 02210-2600

617 832 1000 main

617 832 7000 fax

Robert W. Sweet Jr.

617 832 1160 direct

rws@foleyhoag.com

June 18, 2012

Via EDGAR

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Exa Corporation
Registration Statement on Form S-1
File No. 333-176019

Dear Ms. Jacobs:

On behalf of Exa Corporation (“Exa”), please find transmitted herewith for filing Exa’s Pre-Effective Amendment No. 5 (“Amendment No. 5”) to its registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2011 (Registration No. 333-176019) (the “Registration Statement”). As a courtesy to the Staff, two copies of Amendment No. 5 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 5.

Amendment No. 5 is being filed primarily to reflect the effectiveness on June 8, 2012 of a 1-for-6.5 reverse stock split effected with respect to Exa’s common stock, and also to include an expected initial public offering price range of $11.00 to $13.00 per share and to provide associated price-related disclosures. Giving effect to the reverse stock split, this expected initial public offering price range is consistent with the preliminary information contained in Exa’s supplemental correspondence dated May 25, 2012.

Ms. Barbara C. Jacobs

June 18, 2012

Pursuant to my recent telephone conversation with Katherine Wray of the Staff, reference is also made to Comments 33 and 34 in the Staff’s letter dated August 30, 2011, set forth below.

Principal and Selling Stockholders, page 89

33. Please identify the natural person(s) that share voting or dispositive power over the Exa shares held by the following stockholders and their respective affiliates: InfoTech Fund I LLC, Boston Capital Ventures III Limited Partnership, and Boston Capital Ventures IV Limited Partnership.

Response: The disclosure on pages 102-103 has been further expanded to identify the natural person who exercises voting or dispositive power over Exa shares held by InfoTech Fund I LLC.

34. In addition, once the selling stockholders are identified, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response: Exa supplementally advises the Staff that no selling stockholder identified in Amendment No. 5 is a registered broker-dealer, and that each selling stockholder that is an affiliate of a broker-dealer has represented to Exa that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you have any questions regarding Amendment No. 5 or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Stephen A. Remondi
Kenneth J. Gordon Esq.